UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CBOT HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

14984K 10 6

(CUSIP Number)

November 16, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14984K 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Caledonia (Private) Investments Pty Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 3,179,962

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,179,962

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.0% (1)

12.	Type of Reporting Person (See Instructions) OO

(1) This percentage is based on 52,806,929 shares outstanding, according to the most recent 10-Q filed by CBOT Holdings, Inc. on November 14, 2005.

CUSIP No. 14984K 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alfred Street Nominees Pty Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0- (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0.0% (1)

12.	Type of Reporting Person (See Instructions) CO

(1) Alfred Street Nominees Pty Limited is the holder of record of 2,968,596 shares of Common Stock of CBOT Holdings Inc. as a nominee, for which it disclaims beneficial ownership, as discussed further in Item 4 of this Schedule 13G.

CUSIP No. 14984K 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James William Vicars

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 206,690

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 206,690

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 206,690

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0.4% (2)

12.	Type of Reporting Person (See Instructions) IN

(2) This percentage is based on 52,806,929 shares outstanding, according to the most recent 10-Q filed by CBOT Holdings, Inc. on November 14, 2005.

CUSIP No. 14984K 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark Alexander Nelson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,000

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 10,000

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0.0% (2) (3)

12.	Type of Reporting Person (See Instructions) IN

(2) This percentage is based on 52,806,929 shares outstanding, according to the most recent 10-Q filed by CBOT Holdings, Inc. on November 14, 2005.

(3) This percentage is based on a calculated percentage of 0.01%, rounded to the nearest tenth, in accordance with the instructions to Schedule 13G.

CUSIP No. 14984K 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ian David Darling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 27,338

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 27,338

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,338

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0.0% (2) (4)

12.	Type of Reporting Person (See Instructions) IN

(2) This percentage is based on 52,806,929 shares outstanding, according to the most recent 10-Q filed by CBOT Holdings, Inc. on November 14, 2005.

(4) This percentage is based on a calculated percentage of 0.05%, rounded to the nearest tenth, in accordance with the instructions to Schedule 13G.

CUSIP No. 14984K 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert Luciano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 18,000

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 18,000

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0.0% (1) (5)

12.	Type of Reporting Person (See Instructions) IN

(2) This percentage is based on 52,806,929 shares outstanding, according to the most recent 10-Q filed by CBOT Holdings, Inc. on November 14, 2005.

(5) This percentage is based on a calculated percentage of 0.03%, rounded to the nearest tenth, in accordance with the instructions to Schedule 13G.

Item 1.
	(a)	Name of Issuer CBOT Holdings, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 141 West Jackson Blvd., Chicago, Illinois 60604

Item 2.
(a)

Name of Person Filing

This statement is being filed by Caledonia (Private) Investments Pty Limited (“Caledonia Private”), Alfred Street Nominees Pty Limited (“Alfred Street Nominees”), James William Vicars (“Vicars”), Mark Alexander Nelson (“Nelson”), Ian David Darling (“Darling”) and Robert Luciano (“Luciano”).

Caledonia Private and Alfred Street Nominees are both companies organized under the law of Australia.

Vicars, Nelson, Darling and Luciano are each citizens of Australia. Vicars is Executive Director of both Caledonia Private and Alfred Street Nominees. Nelson is a Director and Chief Executive Officer of both Caledonia Private and Alfred Street Nominees. Darling is Managing Director of both Caledonia Private and Alfred Street Nominees. Luciano is an Investment Manager at Caledonia Private.

Each of the former persons or entities are referred to herein as a “Reporting Person” or collectively as “Reporting Persons.”

The business address of each of the foregoing Reporting Persons is Level 21, Gold Fields House, 1 Alfred Street, Sydney, NSW 2000, Australia.

	(b)	Address of Principal Business Office or, if none, Residence
	(c)	Citizenship

	(d)	Title of Class of Securities Class A Common Stock, par value $0.001 per share (“Common Stock”)
	(e)	CUSIP Number 14984K 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Ownership of Caledonia (Private) Investments Pty Limited
	(a)	Amount beneficially owned: 3,179,962
	(b)	Percent of class: 6.0%*
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote -0-
		(ii)	Shared power to vote or to direct the vote 3,179,962
		(iii)	Sole power to dispose or to direct the disposition of -0-
		(iv)	Shared power to dispose or to direct the disposition of -0-

Ownership of Alfred Street Nominees
	(a)	Amount beneficially owned: -0-**
	(b)	Percent of class: 0.0%**
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote -0-
		(ii)	Shared power to vote or to direct the vote -0-
		(iii)	Sole power to dispose or to direct the disposition of -0-
		(iv)	Shared power to dispose or to direct the disposition of -0-

Ownership of James William Vicars
	(a)	Amount beneficially owned: 206,690
	(b)	Percent of class: 0.4%*
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 206,690
		(ii)	Shared power to vote or to direct the vote -0-
		(iii)	Sole power to dispose or to direct the disposition of 206,690
		(iv)	Shared power to dispose or to direct the disposition of -0-

Ownership of Mark Alexander Nelson
(a)	Amount beneficially owned: 10,000
(b)	Percent of class: 0.01%*
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 10,000
	(ii)	Shared power to vote or to direct the vote -0-
	(iii)	Sole power to dispose or to direct the disposition of 10,000
	(iv)	Shared power to dispose or to direct the disposition of -0-

Ownership of Ian David Darling
(a)	Amount beneficially owned: 27,338
(b)	Percent of class: 0.05%*
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 27,338
	(ii)	Shared power to vote or to direct the vote -0-
	(iii)	Sole power to dispose or to direct the disposition of 27,338
	(iv)	Shared power to dispose or to direct the disposition of -0-

Ownership of Robert Luciano
(a)	Amount beneficially owned: 18,000
(b)	Percent of class: 0.03%*
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 18,000
	(ii)	Shared power to vote or to direct the vote -0-
	(iii)	Sole power to dispose or to direct the disposition of 18,000
	(iv)	Shared power to dispose or to direct the disposition of -0-

*All calculations of percentage of beneficial ownership are as of the date hereof, are based on 52,806,929 shares of Common Stock outstanding, according to the Issuer’s most recent 10-Q, filed on November 14, 2005. Several of the Reporting Persons had percentages of beneficial ownership of under 0.1%, and in such case the calculation is provided to the nearest hundredth.

**Alfred Street Nominees disclaims beneficial ownership of such shares of Common Stock held by it as nominee, in accordance with Rule 13d-4 under the Securities and Exchange Act of 1934, as Amended (the “Exchange Act”).

Caledonia Private acts as an investment advisor in Australia, but is not a registered investment advisor under Section 203 of the U.S. Investment Advisors Act or under the laws of any state of the United States. Caledonia Private acts for a number of individual clients who have nondiscretionary accounts with Caledonia Private, through which such clients have acquired shares of Common Stock.  However, given certain informal voting discretion that Caledonia Private has over such shares, Caledonia Private may be deemed, for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 3,179,962 shares of Common Stock, which represents 6.0% of the Issuer’s outstanding Common Stock.  Caledonia Private’s clients retain the economic interest in the Common Stock and no individual client beneficially owns 5% or more of the Common Stock.

Alfred Street Nominees is the holder of record of 2,968,596 shares of Common Stock as nominee on behalf of the clients of Caledonia Private.  Alfred Street Nominees has no power to direct the voting or the disposition of such shares and Alfred Street disclaims any beneficial ownership therein, in accordance with Rule 13d-4 under the Exchange Act.

Vicars directly holds 206,690 shares of Common Stock for investment purposes and thus has the sole power to direct the voting and disposition of such shares, which represent 0.4% of the Issuer’s outstanding Common Stock. Nelson directly holds 10,000 shares of Common Stock for investment purposes and thus has the sole power to direct the voting and disposition of such shares, which represent 0.01% of the Issuer’s outstanding Common Stock. Darling directly holds 27,338 shares of Common Stock for investment purposes and thus has the sole power to direct the voting and disposition of such shares, which represents 0.05% of the Issuer’s outstanding Common Stock. Luciano directly holds 18,000 Shares of Common Stock for investment purposes and thus has the sole power to direct the voting and disposition of such shares, which represents 0.03% of the Issuer’s outstanding Common Stock.

Each of Vicars, Nelson, Darling and Luciano disclaims beneficial ownership of any shares of Common Stock held by the clients of Caledonia Private (either directly or through Alfred Street Nominees), in accordance with Rule 13d-4 under the Exchange Act.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
The Reporting Persons are filing this Schedule 13G jointly, pursuant to Rule 13d-1(k) under the Exchange Act.

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

(b)           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006	CALEDONIA (PRIVATE) INVESTMENTS PTY LIMITED
	By:	/s/ Bernard Stanton
Bernard Stanton
Chief Operating Officer

Date: February 14, 2006	ALFRED STREET NOMINEES PTY LIMITED
	By:	/s/ Bernard Stanton
Bernard Stanton
Chief Operating Officer

Date: February 14, 2006	JAMES WILLIAM VICARS
	By:	/s/ Bernard Stanton
Bernard Stanton
Authorized Signer

Date: February 14, 2006	MARK ALEXANDER NELSON
	By:	/s/ Bernard Stanton
Bernard Stanton
Authorized Signer

Date: February 14, 2006	IAN DAVID DARLING
	By:	/s/ Bernard Stanton
Bernard Stanton
Authorized Signer

Date: February 14, 2006	ROBERT LUCIANO
	By:	/s/ Bernard Stanton
Bernard Stanton
Authorized Signer

EXHIBITS

Exhibit I	Statement Appointing Designed Filer and Authorized Signer, dated February 14, 2006, among the signatories to this Schedule 13G.